

Mail Stop 3561

July 13, 2007

Mr. John Pappajohn, Chairman of the Board
Healthcare Acquisition Corp
2116 Financial Center
666 Walnut Street
Des Moines, Iowa 50309

> **Re:    Healthcare Acquisition Corp**
> **Preliminary Proxy Statement**
> **Filed on July 13, 2007**
> **File No. 1-32587**

Dear Mr. Pappajohn:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Future Cash Needs, page 112

1.    Please briefly indicate the basis for the belief that PharmAthene will be the recipient of all future grant funds to be received from the United States Government.

Collaborations, page 122

2.    We note the disclosure concerning your relationship with Medarex. Please revise to indicate the amount of the milestone payment PharmAthene is required to make to achieve a 50% profit share in the collaboration agreement.

General

As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds, Assistant Director
Office of Emerging Growth Companies

cc:  Brian Daughney
     (212) 370-7889